[SHEARMAN & STERLING LLP LETTERHEAD]

May 12, 2008

VIA EDGAR, EMAIL AND FEDERAL EXPRESS

Kathryn Jacobson, Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 001-32686

Dear Ms. Jacobson:

On behalf of our client, Viacom Inc. (“Viacom” or the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 30, 2008 concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 28, 2008. For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 as its “2007 Form 10-K.” For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Note 11. Stock Repurchase Program, page 96

1.	We note your response to prior comment 1.

•

Tell us how the NAI/NAIRI shares to be redeemed and repurchased and accrued as of the balance sheet date of each interim and annual period are reflected in your earnings per share calculation. Refer to paragraph 25 of SFAS 150.

•

Please tell us and disclose, in future filings, the information required in paragraph 27 of SFAS 150 with respect to your accrued stock repurchase obligation. Additionally, tell us and disclose your underlying assumptions with respect to the fair value of such obligation, including your conclusion as to whether volume-weighted average price as basis of measurement reflects fair value.

The Company respectfully notes that, in accordance with paragraph 25 of SFAS 150, it excludes the NAI/NAIRI shares it is required to repurchase at the end of each reporting period from weighted average shares outstanding for purposes of calculating both basic and diluted earnings per share.

At December 31, 2007, the Company had accrued $24 million for our obligation to repurchase NAI/NAIRI shares. Historically, the Company has disclosed in its quarterly and annual reporting both the number of shares and the dollar amounts of shares repurchased under the NAI/NAIRI arrangement, but not the amounts accrued under such arrangement at the end of a reporting period as such amounts were not considered by the Company to be meaningful disclosure for purposes of allowing users of the Company’s financial statements to understand the nature and amounts of the related party arrangement or for understanding the Company’s financial position. However, in response to the Staff's comment, and in order to enhance the Company’s existing disclosures, beginning with the filing of the Company’s Form 10-Q for the quarter ended March 31, 2008, filed on May 2, 2008, the Company commenced disclosing amounts accrued under such arrangement and will continue to do so in future filings as appropriate.

The Company repurchases shares under such arrangement utilizing the volume weighted average share price corresponding to the day in which Class B shares were acquired in the open market. The volume weighted average share price is calculated by adding the value traded for every transaction (i.e. price times share(s) traded) and then dividing by the total shares traded for the day. The Company believes the use of observable market prices for which Company Class B shares were exchanged between willing buyers and sellers who are not affiliated with the Company is a reliable measure of fair value of the Company's Class B shares.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and Chief Financial Officer, Viacom Inc.

James W. Barge, Executive Vice President, Controller, Tax and Treasury, Viacom Inc. (Chief Accounting Officer)

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.

Katherine Gill-Charest, Vice President, Deputy Controller, Viacom Inc.

Rudy Licciardi, PricewaterhouseCoopers LLP

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